April 18, 2012
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-9-12

QUATERRA SUES U.S. GOVERNMENT OVER ARIZONA STRIP
URANIUM LAND WITHDRAWAL

VANCOUVER, B.C.—Quaterra Resources Inc., together with co-Plaintiff the Board of Supervisors, Mohave County, Arizona, have filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management.

The basis of the lawsuit is that the United States Government, through the Secretary of the Interior and the Bureau of Land Management did not adhere to mandated statutory procedures when it issued a decision to close more than one million acres of Federal land to all mining in Northern Arizona. Specifically, the suit alleges that the facts and science demonstrated that mining would not harm the Grand Canyon watershed and that the withdrawal of Federal lands regardless of this evidence was arbitrary and capricious; the decision arbitrarily withdraws over one million acres to address subjective sensibilities which enjoy no legal protection; the Secretary did not comply with the procedural requirements of the National Environmental Policy Act; and, the Secretary did not address scientific controversies and failed to coordinate with Local Governments in making his decision.

The remedy sought is a judicial declaration that the withdrawal Order is unlawful and setting it aside together with issuance of a permanent injunction enjoining the Defendants from implementing any aspects of the Withdrawal. A decision finding that the Secretary failed to follow the criteria and procedures for a withdrawal and setting the withdrawal aside would restore the public lands to the status quo ante and allow Quaterra to proceed to develop the mineral deposits that it has lawfully claimed and worked.

Quaterra holds 1,000 mineral claims located in the Arizona Strip upon which it has expended approximately $12 million to fund the costs of exploration and development work. It has discovered three uranium mineralized breccia pipes, four probable pipe structures that remain untested by drilling in the favorable horizon for uranium mineralization, and five possible pipe structures that have been defined by shallow drilling or have pipe structures clearly visible at the surface.

Since completing an airborne geophysical survey in 2007, Quaterra has had a 70% success ratio in the initial exploration of seven of a total of 157 high- and moderate-priority geophysical targets that Quaterra staked on federal lands now withdrawn in Northern Arizona. Quaterra believes that it holds “valid existing rights” to certain of its mineral claims where it has identified uranium minerals. The withdrawal is stated to be subject to such rights and Quaterra’s exploration and development efforts have enhanced several claims to the category where they could be developed based upon existing rights.

The co-Plaintiff, Board of Supervisors, Mohave County, Arizona, alleges in the suit that without the withdrawal, uranium mining would contribute $168 million to Arizona over a 42-year period from severance taxes alone. Corporate and individual income tax revenues would contribute another $2 billion over the same time period. The Northern Arizona Withdrawal (NAW) will cost the State of Arizona nearly 400 jobs directly related to mining and 688 jobs indirectly related to mining.

“The NAW locks up a national treasure of clean energy and jobs at a time when both are critical to the needs of the country,” said Eugene Spiering, Quaterra Vice President Exploration. “With a withdrawn endowment of 326 million pounds of uranium as estimated by the U.S. Geological Survey (Otton, 2010) and the energy equivalence of the largest oil field in North America, it is a tragedy that the potential resources of this district have been quietly erased by a fiat decision of the current Administration.”

For specific details of the legal pleadings please see www.quaterra.com where they are posted together with more definitive information on Quaterra’s claims in the Arizona Strip.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.